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                                                                    EXHIBIT 99.2

                         Infosys Technologies Limited

                                  Extra-ordinary General Meeting of Shareholders
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___________________________________
(Name of ADR holder)


___________________________________
(Number of ADRs held)

Issues presented for consideration at the Extra-ordinary
General Meeting of Shareholders on 29 December 1999

Resolution #        Affirmative         Negative       Abstained
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      1.


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      2.

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      3.

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      4.

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      5.

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      6.


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________________________________
(Signature)

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